

August 26, 2011

Richard B. Carter
President, Chief Executive Officer and Chief Financial Officer
Bookmerge Technology, Inc.
1560 N. Maple St.
Corona, California 92880

      Re: **Bookmerge Technology, Inc.**
              Amendment No. 4 to Current Report on Form 8-K
              Filed August 11, 2011
              Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2010
              Filed October 28, 2010
              Amendment No. 1 to Quarterly Report on Form 10-Q
              for the Period Ended March 31, 2011
              Filed April 22, 2011
              Quarterly Report on Form 10-Q for the Period Ended September 30, 2010
              Filed November 12, 2010
              File No. 333-152837

Dear Mr. Carter:

      We have reviewed your filings and your letter filed August 11, 2011 and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Amendment No. 4 to Form 8-K

Management Discussion and Analysis, page 15

Results of Operations, page 18

1. We note your response to comment four of our letter dated July 1, 2011, however the changes made to your filing do not fully address the matters raised in our prior comment. Please expand your discussion of your results of operations to discuss the material changes in your results of operations for all of the same periods as those periods presented in your audited and unaudited financial statements. Your current disclosures only address the unaudited six month period ended December 31, 2010 compared to the unaudited six month period ended December 31, 2009. See comment below that indicates which audited and unaudited financial statements should be included in your

filing. Please also revise to explain the reasons for material changes in your results of operations. For example, it is unclear why your occupancy costs, legal fees, and cost of sales for feedstock and labor have all increased by the amounts indicated in your amended disclosures.

2. We note your respond to comment five of our letter dated July 1, 2011. Although you have enhanced your liquidity and capital resources disclosures somewhat, the amounts presented do not agree to your audited financial statements. For example, you disclose that your stockholders equity was $430,941 as of June 30, 2009, however this amount is not consistent with the amount presented on page 44 of your audited financial statements. Please revise your MD&A disclosures provide a substantive discussion of material changes in operating, investing and financing cash flows between all of the financial statement periods presented, including interim periods. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Please also ensure that your discussion addresses changes between comparable periods. For example, your balance sheet discussion should compare the period ended December 31, 2010 to December 31, 2009.

Executive Compensation, page 20

3. Please either file Messrs. Carter's and Spadafore's employment agreements with your next Exchange Act filing (i.e., 10-K, 10-Q or 8-K) or, if you have already filed these agreements as exhibits to an Exchange Act filing, please tell us the date and type of the filing and the exhibit numbers of the agreements.

Item 9.01 – Financial Statements, page 23

Extreme Green Technologies, Inc. Audited Financial Statements for the Year Ended December 31, 2010, page 23

General

4. Although our comments below are written with reference to your audited financial statements for the year ended December 31, 2010, please revise all of the financial statements included in this filing to address these comments as well.

5. We note your response to comment seven of our letter dated July 1, 2011. We do not understand your statement that you are assuming the reverse merger was completed in 2011. Please address how you arrived at this conclusion. Your disclosures on page 2 indicate that the share exchange agreement was concluded on November 29, 2010. Therefore, we would have expected the audited financial statements of the accounting acquirer for the two most recently completed fiscal years prior to the reverse merger transaction to have been December 31, 2009 and 2008. As necessary, please refer to

Items 2.01 and 9.01 of Form 8-K and revise your Form 8-K/A to ensure that it includes the following financial statements:

- Audited financial statements of the accounting acquirer (operating company) for the two most recently completed fiscal years <u>prior</u> to the reverse merger transaction;

- Unaudited interim financial statements of the accounting acquirer (operating company) for any interim period and the comparable prior year period <u>prior</u> to the reverse merger transaction; and

- Pro forma information depicting the effects of the reverse merger as of the most recent balance sheet date <u>prior</u> to the reverse merger transaction.

6. We note your response to comment eight of our letter dated July 1, 2011. You indicated that your 4.01 Form 8-K was filed contemporaneously with this response. However, it is still not clear where you have filed this 4.01 Form 8-K. As previously requested, please immediately file your Item 4.01 Form 8-K regarding changes in your certifying accountant.

7. We note your response to comment nine of our letter dated July 1, 2011. We also note that you have provided audited financial statements as of June 30, 2010 and for the three and six months ended June 30, 2010. While providing these financial statements fulfills some of your transition reporting requirements, your transition report should also include all of the other information that would normally be included in a Form 10-K. If you choose to provide the required transition reporting with this Form 8-K/A, please amend this Form 8-K/A to also provide all of the information for the operating company that would normally be included in a Form 10-K including, but not limited to, risk factors and MD&A. Please immediately file this transition report and in doing so, address the matters noted in comments 18 and 19 of our letter dated April 8, 2011.

Consolidated Statement of Stockholders' Equity, page 27

8. We note your response to comment 11 of our letter dated July 1, 2011. You have revised your financial statements so that they do not represent a developmental stage enterprise. However, you continue to show the inception date of February 28, 2008 within the heading on your statements of stockholders' equity and as well as the beginning of your statements of stockholders' equity on pages 46, 58 & 71. Please revise or advise.

9. We note your response to comment 12 of our letter dated July 1, 2011. Your statement of stockholders' equity now indicates that 54,689,000 shares were issued pursuant to plan of reorganization. However, on page two of your Form 8-K/A, you disclose that you will issue 15,655,500 shares of Book Merge to complete the exchange, and as a result the total shares issued and outstanding of Book Merge will increase to 95,746,000. Please explain the difference in shares issued for the plan of reorganization or revise to correct these apparent inconsistencies.

Consolidated Statement of Cash Flows, page 28

10. Please revise your statement of cash flows to move your non cash investing and financing activities below your supplemental disclosure of cash flow information section. Your non cash investing and financing activities should not have an impact on your overall cash flows. Please revise your statement of cash flows here and elsewhere in the document, accordingly.

2. Summary of Significant Accounting Policies, page 29

Notes Receivables, page 32

11. We note your response to comment 17 of our letter dated July 1, 2011. As previously requested, please revise your disclosure to include a similar disclosure to the information included in your supplemental response.

5. Accounting Errors, page 35

12. Under the caption "Flows from investing activities to cash flows from financing activities," you indicate that stock issued for services of $30,000 in 2009 was re-categorized from cash flows from operating activities to cash flows from financing activities. Please revise this note to state that stock issues for services is a non-cash transaction that was re-categorized to non cash investing and financing activities.

Extreme Green Technologies Inc. Pro Forma Financial Statements, page 38

General

13. Please revise your pro forma financial information to include pro information financial information for the year ended June 30, 2010 and the interim period ended September 30, 2010. Refer to Rule 8-05(b)(1) of Regulation S-X.

Extreme Green Technologies Inc. Audited Financial Statements for the Six Months Ended June 30, 2010

Balance Sheet, page 44

14. Since your audit opinion does not cover the period ended June 30, 2009, please revise your financial statements and any corresponding footnotes to indicate that period is unaudited.

15. We note that your presentation of the stockholder' equity section as of June 30, 2010 per this balance sheet and on page 69 is not the same as the presentation on page 56. Furthermore, we note that you June 30, 2010 balance sheet on page 56 is labeled as restated, however, there is no footnote to describe the nature of the restatements nor how

they arose. Please revise your financial statements and footnotes where necessary to ensure that the amounts presented are consistent throughout your filing. Please also revise your financial statement footnotes to describe the restatement of your June 30, 2010 balance sheet and provide disclosures as necessary to comply with ASC 250-10-45-23 and 250-10-50-7.

Statements of Operations, page 45

16. Please revise to correct your column headings. Your current presentation has two columns labeled "for the three months ended June 30, 2010" and two columns labeled "for the six months ended June 30, 2009".

Exhibit Index, page 45

17. We note your response to comment 20 of our letter dated July 1, 2011. We reissue this comment. Notwithstanding your response, your filing still does not include the required exhibits. As previously requested, please revise your exhibit index to include all of the exhibits that would be required by Item 601 of Regulation S-K in connection with the filing of a Form 10 registration statement (e.g., articles of incorporation, by-laws, material agreements, list of subsidiaries, etc.). Please refer to the instructions to the exhibit table in Item 601 of Regulation S-K.

Statement of Stockholders' Equity, page 46

18. Please revise to ensure that you identify the unaudited periods presented in these financial statements.

Notes to the Financial Statements, page 48

General

19. Please revise your financial statement footnotes throughout to ensure that all periods presented in the footnotes are consistent with the periods presented in the financial statements. For example, your disclosures about the fair value of assets and liabilities measured at fair value on a recurring basis are presented as of December 31, 2009 but the corresponding financial statements are for the period as of June 30, 2010 and for the three and six months then ended. Please also ensure that your financial statement footnotes clearly differentiate between the audited and unaudited periods presented.

Note 7. Subsequent Events, page 55

20. Please revise your footnote to correct any typographical errors as necessary. It is unclear how events subsequent to June 30, 2011 could have been evaluated through May 31, 2011.

Form 10-K for the Period Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Results of Operations

21. We note your response to comment 21 of our letter dated July 1, 2011. You indicate that the Form 10-K/A is being filed contemporaneously with this response. It appears that no Form 10-K/A has yet been filed. Please tell us when you intend to file this Form 10-K/A and provide us supplementally with the enhanced disclosures you intend to include in the forthcoming Form 10-K/A.

22. We note your response 41 in your June 20, 2011 letter to comments 44 and 45 of our February 22, 2011 comment letter. As you have previously undertaken to do, please file an amendment to your June 30, 2010 Form 10-K in response to these comments.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2011

General

23. Please address the above comments in your interim filings as well.

Statement of Operations, page 4

24. We note your response to comment 23 of our letter dated July 1, 2011. Given that you have revised your statement of operations for the three months ended March 31, 2011, please help us understand what the revisions relate to. Please amend your Form 10-Q/A for the period ended March 31, 2011 to provide the following:

- Include a prominent restatement footnote in the financial statements that describes the restatement of statement of operations;

- Full compliance with FASB ASC 250-10-45-23 and FASB ASC 250-10-50-7;

- File an Item 4.02 Form 8-K;

- Label the appropriate columns on your financial statements as restated;

- Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;

- Update Item 4. Disclosures to include the following:

  o a discussion of the restatement and the facts and circumstances surrounding it,

> o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
>
> o changes to internal controls over financial reporting, and
>
> o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
>
> Refer to Items 307 and 308(c) of Regulation S-K; and

- Include all updated certifications.

Notes to Consolidated Financial Statements, page 7

1. Organization and Nature of Operations, page 7

25. Please tell us the date on which Bookmerge Technologies changed its name to Extreme Green Technologies and disclose this date in future filings.

Forward-Looking Statements, page 14

26. We note disclosure that certain statements are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please either explain to us why you believe you are eligible to rely on these safe harbors or omit them from future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 15

27. You indicate that you incurred a net loss of approximately $560,297 for the three months ended March 31, 2011. Please revise this disclosure to be consistent with your statement of operations on page 4. Please also expand your discussion of your results of operations to discuss the material changes in your results of operations for the periods presented. Please also revise to discuss the reason for the significant change in your gross profit for the three months ended March 31, 2011 compared to the three months ended March 31, 2010.

Item 4. Controls and Procedures, page 16

28. We note your statement that your chief executive officer and your chief financial officer "concluded that our disclosure controls and procedures were effective in providing reasonable assurance in the reliability of our corporate reporting as of the end of the

period covered by this Quarterly Report." You have impermissibly qualified your effectiveness conclusion. Under the applicable rules and interpretations you are required to evaluate whether your disclosure controls and procedures are <u>effective</u>, not whether they are effective to the extent that you have qualified them (i.e., "in providing . . . ."). Please confirm to us that your disclosure controls and procedures are effective, and in future filings please state that your disclosure controls and procedures are effective or ineffective, without adding qualifications. In addition, please tell us how you remediated the material weaknesses discussed in your Amendment No. 1 to Form 10-Q for the Quarterly Period Ended December 31, 2010, and why you did not disclose pursuant to Item 308(c) the changes you made in remediation.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2010</u>

<u>General</u>

29. We note your response 44 in your June 20, 2011 letter to comments 47 and 48 of our letter dated February 22, 2011. We reissue these comments. As you have previously undertaken to do, please file an amendment to your quarterly report on Form 10-Q for the quarterly period ended September 30, 2010 in response to these comments.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, Lisa Etheredge, Senior Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Dietrich King, Senior Attorney at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

cc: <u>Via E-Mail</u>
        Harold Gewerter, Esq.